Filed by Avnet, Inc. (Commission File No. 1-4224)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                  Subject Company: Savoir Technology Group, Inc.


     The press release set out below contains forward-looking statements with respect to the financial condition, results of operations and business of Avnet, Inc. You can find many of these statements by looking for phrases like "is expected," "will make," "will add" or "will establish." These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward- looking statements include the following:

     -    Competitive  pressures among distributors of electronic components and
          computer   products  may  increase   significantly   through  industry
          consolidation, entry of new competitors or otherwise.

     - General economic or business conditions, domestic and foreign, may be less favorable than we expected, resulting in lower sales than we expected.

     - Costs or difficulties related to the integration into Avnet of newly-acquired businesses, and other businesses Avnet expects to acquire, may be greater than we expected.

     - Avnet may lose customers or suppliers as a result of the integration into Avnet of newly acquired businesses.

     - Legislative or regulatory changes may adversely affect the businesses in which Avnet is engaged.

     -    Adverse changes may occur in the securities markets.

     - Changes in interest rates and currency fluctuations may reduce profit margins.

         - Avnet may be adversely affected by the allocation of products by suppliers.

     Because forward-looking statements are subject to risks and uncertainties, Avnet's actual results may differ materially from those expressed or implied by them. We caution you not to place undue reliance on these statements, which speak only as of the date of the press release

     All subsequent written and oral forward-looking statements attributable to Savoir and Avnet or any person acting on their behalf are expressly qualified in their entirety by the cautionary





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statements set forth above.  Neither Savoir nor Avnet  undertakes any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Investors and security holders are advised to read the registration statement and proxy statement/prospectus filed by Avnet with the SEC regarding the combination of Avnet and Savoir, when it becomes available, because it will contain important information. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement/prospectus, when available. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus, when available, and other documents filed by Avnet at the SEC's web site at www.sec.gov, or by requesting such information from Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034 (tel: 480-643-2000),
Attention: Raymond Sadowski, Chief Financial Officer.

         THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY AVNET ON
MARCH 2, 2000

     March 2, 2000 -- Avnet, Inc. Plans to Acquire Savoir Technology Group

     Phoenix, AZ -- Roy Vallee, Chairman and CEO of Avnet, Inc. (NYSE:AVT), announced today that Avnet has agreed to acquire Savoir Technology Group, Inc. (Nasdaq:SVTG), the leading distributor of IBM mid-range server products in the Americas.

     Savoir Technology Group reported 1999 revenues of $767 million and employs over 600 people in Canada, the United States and Mexico.

     The transaction, which will be accounted for as a purchase, has an indicated market value of approximately $140 million including the assumption of net debt. Based upon the closing price for Avnet's common stock on March 1, 2000, the Savoir shareholders would receive .11996 shares of Avnet common stock for each share of Savoir stock they own, subject to adjustment based upon the average price of Avnet's stock during a fifteen-day period prior to closing.

     The acquisition has been approved by the Boards of Directors of both companies and is subject to approval by the shareholders of Savoir and regulatory reviews. Officers and Directors of Savoir holding approximately 15% of Savoir shares have executed irrevocable proxies to vote in favor of the transaction. The transaction is expected to close in approximately three months.

     Mr. Vallee said, "Avnet continues to make strategic acquisitions around the globe that enhance the value that we provide to our customers and suppliers, while enhancing shareholder value. We are very pleased to be acquiring Savoir, whose market position will augment our own to create the largest mid-range value-added distributor in the world, further strengthening our leading position as a technology marketer and service provider."

     Once the transaction is finalized, Savoir will be merged primarily into Avnet's Computer Marketing Group (CMG), with a segment of the business to be merged into the Avnet Applied



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



Computing operating group. Savoir's main products include IBM AS/400, RS/6000, S/390 and Netfinity servers.

     "Adding Savoir to our team gives us significant opportunities to impact our business strategically and increase CMG's sales globally to over $2.5 billion. This acquisition will make us the number one IBM mid-range value-added distributor in North America and around the world," said Andy Bryant, president of Avnet's Computer Marketing Group. "Avnet and Savoir, as industry leaders, provide key value-added services, including solutions integration, professional services, technical and configuration support, financing, logistics, marketing and a host of e-business initiatives. The combined companies' resources as well as the expected synergies are exciting to consider."

     Added Bryant, "Savoir has won IBM's Distributor Leadership Award five consecutive times. This speaks to the quality organization they have developed. This merger will truly establish Avnet as the leader in IBM mid-range computer distribution."

     "The Board of Directors and management team feel this is a tremendous opportunity to join one of the most successful companies in our industry," said Scott Munro, chairman and CEO of Savoir Technology Group. "Avnet will add real financial capabilities to our ability to grow the business," Munro added. Joe Mertens, President and COO of Savoir will be involved in the integration of the two companies and will report to Rick Hamada, president of CMG's Hall-Mark Global Solutions business unit, who reports to Andy Bryant.

     Alliant Partners and Tucker Anthony Cleary Gull acted as financial advisors to Savoir and Merrill Lynch served as financial advisor to Avnet during the acquisition process.

     Phoenix, Arizona-based Avnet, Inc. is one of the world's largest distributors of semiconductors, interconnect, passive and electromechanical components and computer products from leading manufacturers. Serving customers in 60 countries, Avnet markets, inventories and adds value to these products and provides world-class supply-chain management and engineering design services. A Fortune 300 company, Avnet's sales for fiscal year 1999 (year ended July 2,
1999) were $6.35 billion, with a pro forma of over $10 billion, including acquisitions closed during fiscal year 2000. The Company's web site is located at www.avnet.com

     Savoir Technology Group, Inc., headquartered in Campbell, Calif., is a leading provider of mid-range servers, software, storage, services and other high technology products to a large network of resellers, solution providers and original equipment manufacturers. Savoir operates nine facilities in the United States and Canada. Its web site is located at www.svtg.com.




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CONTACT:           Avnet, Inc.
                   John Hovis, SVP Investor Relations
                   or Raymond Sadowski, SVP & CFO
                   Telephone (480) 643-7291
                   Fax (480) 643-7363
                   Internet: http://www.avnet.com
                   E-Mail: john.hovis@avnet.com




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